

Mail Stop 3561

January 19, 2018

Via E-mail
Erfan Kazemi
Chief Financial Officer
Sandstorm Gold Ltd.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
Canada V6C3A6

> **Re: Sandstorm Gold Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2016**
> **Response Dated January 12, 2018**
> **File No. 001-35617**

Dear Mr. Kazemi:

We have reviewed your January 12, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2017 letter.

Form 40-F for Fiscal Year Ended December 31, 2016

Exhibit 99.2

Consolidated Financial Statements
Note 15. Segmented Information, page 75

1. In your response to comment 3, you indicate that the Corporate line items have been included in the net income (loss) before taxes and total assets columns to meet the IFRS 8 reconciling requirements. Please tell us and disclose for each period presented the nature and amount of each material item included in the Corporate line items pursuant to the reconciling requirements of paragraph 28 of IFRS 8. Also, tell us and disclose the

        information required by paragraph 27 of IFRS 8 regarding measurements of segment income (loss) and segment assets for each reportable segment.

        You may contact Angela Lumley at (202) 551-3398 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining